

16022093

SEC Mail Processing Section SEP 29 2016 Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-52885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/15 AND ENDING 07/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARADIGM CAPITAL U.S. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wellington Street, West, Suite 2101,P.O. Box 55
(No. and Street)

Toronto Ontario M5J 2N7
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Ward (416) 360-3465
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

Bay Adelaide Centre, Suite 4600, 333 Bay Street Toronto Ontario M5H 2S5
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2016 SEP 30 PM 4:01 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Capital U.S. Inc., as of July 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2016

(With Report of Independent Registered Public Accounting Firm thereon)



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Paradigm Capital U.S. Inc.:

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. (the "Company") as of July 31, 2016 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of July 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
September 28, 2016

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Table of Contents

July 31, 2016

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2016

Assets

Cash		$ 1,034,672
Other receivables		61,047
Deposit with regulators		746
Security owned (note 4)		886,040
Prepaid expenses		5,937
Deferred income tax asset (note 7)		425,282
Total assets		$ 2,413,724

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities		$ 36,000
Due to Parent (note 3)		226,160
Total Liabilities		262,160
Stockholder's equity:		
Capital stock (note 2):		
Authorized:		
Unlimited common shares, no par value		
Issued and outstanding:		
100 common shares		65
Additional paid-in capital		4,650,000
Deficit		(2,498,501)
Total stockholder's equity		2,151,564
Total liabilities and stockholder's equity	$	$ 2,413,724

See accompanying notes to statement of financial condition.

(Expressed in U.S. dollars)

Paradigm Capital U.S. Inc. (the "Company") was incorporated under the Ontario Business Corporations Act on February 10, 2000. The Company commenced operations in August 2002. In the United States, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for institutional clients resident in the United States. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receipt basis. The Company uses the services of NBCN Inc. ("clearing broker") through its Operating Agreement dated August 15, 2000 and amended and restated March 27, 2008 with its parent, Paradigm Capital Inc. (the "Parent") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer funds or safe keep customer securities and, as per its original registration, is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Furthermore, the Company certifies that it does not have any proprietary interest in any account classified solely as that of a customer.

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned investment dealer regulated by the Investment Industry Regulatory Organization of Canada and a participating institution of the Canadian Investor Protection Fund. Continued operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company. The Parent is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

The significant accounting policies are as follows:

(a) Basis of presentation:

These financial statements have been prepared in accordance with general accepted accounting principles in the United States of America.

(b) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

1. Significant accounting policies (continued):

(c) Fair values of financial assets and liabilities:

We record securities at fair value, and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. Realized and unrealized changes in the fair value are recorded in the statement of operations in the year the changes occur.

Fair value represents the price that would be received to sell the asset or paid to transfer the liability (an exit price). A three-level hierarchy, provided in the applicable accounting guidance, for inputs is utilized in measuring fair value, which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used to determine the exit price when available. Under applicable accounting guidance, the Corporation categorizes its financial instruments, based on the priority of inputs to the valuation technique, into this three-level hierarchy. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Significant accounting policies (continued):

(d) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rate in effect at the year-end date. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates. Revenue and expenses related to Canadian dollar foreign currency transactions are translated into U.S. dollars at the average exchange rate prevailing for the year.

(e) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the valuation of security owned and deferred tax assets. Actual results could differ from those estimates.

(f) Securities transactions:

Securities transactions are recorded on a trade date basis.

(g) Offsetting:

Financial assets and liabilities are offset and the net amount presented in the statement of financial condition when, and only when, the Company has a legal right to set off the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(Expressed in U.S. dollars)

1. Significant accounting policies (continued):

(h) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. Capital stock:

Capital stock consists of 100 common shares issued on February 10, 2000 to the Parent.

3. Related party balances:

In accordance with an Operating Agreement dated August 15, 2000 as amended and restated on March 27, 2008, the Parent provides through its carrying broker certain securities trading, clearing and record-keeping activities as agent for and on behalf of the Company. Under this Operating Agreement, direct costs are charged to the Company based on an execution charge per transaction and indirect costs are charged based on an estimate of the time spent by employees of the Parent in servicing the Company and a portion of the total expenses for indirect compensation and office overhead.

Due to Parent comprises the following:

Due to Parent, beginning of year	$	(51,962)
Commission receivable from Parent		936,335
Service charges		(1,013,055)
Taxes payable in respect of Harmonized Sales Tax		(131,697)
Foreign exchange adjustments		(4,698)
Repayments		38,917
Due to Parent, end of year	$	(226,160)

The amount due to Parent is interest-free and payable on demand.

(Expressed in U.S. dollars)

4. Security owned:

The fair value of the security owned consists of 1,031,834 common shares of a private company that was acquired in June 2012 at a cost of $3,028,582 and is considered a Level 3 security. The fair value of the security was $886,040 at July 31, 2016 and $1,773,955 as at July 31, 2015. The change is the result of an unrealized loss which is reflected in the statement of operations.

5. Receivable from/payable to customers:

From time to time, the Company might have receivables from or payables to customers relating to securities transactions that might have not been delivered. These amounts are reflected on the statement of financial condition with a corresponding receivable from or payable to the clearing broker.

6. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company's method of computing net capital is the alternate method and under Rule 15c3-1, the Company is required to maintain minimum net capital of $250,000. At July 31, 2016, the Company had net capital of $765,219, which was $515,219 in excess of the required capital.

7. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return.

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at July 31, 2016 are presented below:

Deferred tax assets:	
Note receivable	$ 195,015
Loss carryforwards and unrealized losses	2,123
Writedown on investment	228,144
Net deferred taxes	$ 425,282

(Expressed in U.S. dollars)

The recorded deferred tax asset arose from a loss on impairment of receivables due from affiliates in the prior year and fair value write down of the Level 3 security in fiscal 2016. This deferred tax asset will be used to reduce taxable income in future periods.

At July 31, 2015, the Company has non-capital losses carried forward for income tax purposes of $2,123 (2014 – $241,935), which will expire in 2035. The benefit arising therefrom has been recognized in these financial statements as management considered it more likely than not that future taxable profit will be available against which the Company can utilize the tax benefits.

8. Financial instruments:

(a) Concentration of credit risk:

All the clearing and depository operations for the Company are performed through the clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments:

The fair value of the security owned as included in note 4 considers a number of objective and judgmental factors, including investment performance and public company comparable information. As a result, fluctuations in this input can have a significant impact on the valuation of the security. If the fair value increased by a factor of 10%, the resulting impact on the valuation of the security would be an increase in the value by $88,604 and vice versa for a decrease of 10%. There was no movement at year end in or out of the Level 3 category of financial instruments.

The fair values of financial assets and liabilities, except for securities owned, approximate their carrying amounts due to their imminent maturity or short-term nature.

9. Legal proceedings:

In the normal course of business, the Company may be involved in litigation. At July 31, 2016, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

10. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the statement of financial condition date and through to September 28, 2016, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.